Exhibit 99.1

RDA Microelectronics Appoints Lily Dong to Board of Directors

SHANGHAI, China, January 8, 2014 — RDA Microelectronics, Inc. (NASDAQ: RDA)(“RDA” or the “Company”), a fabless semiconductor company that designs, develops and markets wireless systems-on-chip and radio-frequency (RF) semiconductors for cellular, connectivity and broadcast applications, today announced the appointment of Lily Dong to the Board of Directors, effective immediately. Ms. Dong will fill the vacancy resulted from the directorship resignation of Vincent Tai, which became effective on December 27, 2013.

Ms. Dong has served as chief financial officer of RDA since 2007 and has more than 20 years of experience in financial management and accounting. Prior to joining RDA, she was vice president of finance and then chief financial officer of Onewave Technologies Inc., a private company, from 2005 to 2007. Prior to that, she worked for Hewlett-Packard in China for over 13 years, holding various financial management positions with extensive experience in U.S. and PRC GAAP reporting, financial planning and analysis, accounting, tax, treasury, risk management, and internal controls. Ms. Dong received a bachelor of economics degree in accounting from Nanjing University of Science and Technology in China and an executive master of business administration degree from China Europe International Business School in China. Ms. Dong is a PRC certified accountant.

About RDA Microelectronics

RDA Microelectronics is a fabless semiconductor company that designs, develops and markets wireless system-on-chip and radio-frequency semiconductors for cellular, connectivity and broadcast applications. The Company’s product portfolio currently includes baseband, radio-frequency front-end modules, power amplifiers, transceivers, Bluetooth system-on-chip, Wi-Fi, Bluetooth and FM combo chips, FM radio receivers, set-top box tuners, analog mobile television receivers, CMMB mobile television receivers, walkie-talkie transceivers and LNB satellite down converters. For additional information, please see the Company’s website at http://www.rdamicro.com.

Contacts:
Lily Dong, Chief Financial Officer

RDA Microelectronics, Inc.
 +86-21-5027-1108
ir@rdamicro.com

or

Leanne Sievers, EVP

Shelton Group Investor Relations

949-224-3874

lsievers@sheltongroup.com